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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                             BANK PLUS CORPORATION
 ______________________________________________________________________________
                                 (Name of Issuer)

                                  COMMON STOCK
 ______________________________________________________________________________
                        (Title and Class of Securities)

                                   0644461073
                ________________________________________________
                                 (CUSIP Number)

             Jeffrey S. Lambert, Strome Investment Management, L.P.
     100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 (310) 917-6600
 ______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 30, 1999
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 2 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
  NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
  Strome Investment Management, L.P., #95-4450882
------------------------------------------------------------------------------
  CHECK THE BOX IF A MEMBER OF A GROUP*
2                                                          (a)  [X]
                                                           (b)  [ ]
------------------------------------------------------------------------------
  SEC USE ONLY
3

------------------------------------------------------------------------------
  SOURCE OF FUNDS*
4
  WC
------------------------------------------------------------------------------
  CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5 TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware
------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                 7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY                8
                                1,870,000
  OWNED BY                 ---------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                    9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                           10
    WITH                              1,870,000
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                      1,870,000
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     9.62%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
      PN, IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 3 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      SSCO, Inc., 95-4450883
------------------------------------------------------------------------------
      CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      WC
------------------------------------------------------------------------------
      CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Delaware
------------------------------------------------------------------------------
                               SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                               SHARED VOTING POWER
BENEFICIALLY               8
                                1,870,000
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                          10
    WITH                        1,870,000
------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                1,870,000
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     9.62%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 4 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      Mark E. Strome
------------------------------------------------------------------------------
      CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      WC
------------------------------------------------------------------------------
      CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States
------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY               8
                                 1,870,000
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                          10
    WITH                        1,870,000
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                1,870,000
------------------------------------------------------------------------------
    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [ ]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    9.62%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    IN, HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 5 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
    NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
    Strome Partners, L.P., #95-4372590
------------------------------------------------------------------------------
    CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
    WC
------------------------------------------------------------------------------
    CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5   TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY               8
                                299,200
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                          10
    WITH                        299,200
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                299,200
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     1.54%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 6 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      Strome Offshore Limited
------------------------------------------------------------------------------
      CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      WC
------------------------------------------------------------------------------
      CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Cayman Islands
------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY               8
                                 1,181,800
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                           10
    WITH                        1,181,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                1,181,800
------------------------------------------------------------------------------
      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12
      [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 7 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      Strome Hedgecap Fund, L.P., #95-4385662
------------------------------------------------------------------------------
      CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      WC
------------------------------------------------------------------------------
      CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Delaware
------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY               8
                                332,900
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                          10
    WITH                        332,900
-----------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                332,900
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     1.71%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 8 OF 18 PAGES
-----------------------                                 ----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1
      Strome Hedgecap Limited
------------------------------------------------------------------------------
      CHECK THE BOX IF A MEMBER OF A GROUP*
2                    (a)  [X]
                     (b)  [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
      WC
------------------------------------------------------------------------------
      CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Cayman Islands
-----------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF                7

   SHARES                 ----------------------------------------------------
                                SHARED VOTING POWER
BENEFICIALLY               8
                                56,100
  OWNED BY                ----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH                   9

 REPORTING                ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
   PERSON
                          10
    WITH                        56,100
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                56,100
------------------------------------------------------------------------------
     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [ ]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.29%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                     PAGE 9 OF 18 PAGES
-----------------------                                 ----------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $.01 (the "Stock"), of Bank Plus Corporation (the "Company"). The Stock trades on the NASDAQ National Market. The Company's principal executive offices are located at 4565 Colorado Boulevard, Los Angeles, California 90039. The number of issued and outstanding shares of Stock as of November 9, 1999, as set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, is 19,441,865.

Item 2.  Identity and Background

(a) This statement on Schedule 13D is being filed by (i) Strome Partners, L.P. ("SP") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Strome Offshore Limited ("SOFF") with respect to shares of Stock held or beneficially owned by the corporation; (iii) Strome Hedgecap Fund, L.P. ("SHCF") with respect to shares of Stock held or beneficially owned by the partnership; (iv) Strome Hedgecap Limited ("SHCL") with respect to shares of Stock held or beneficially owned by the corporation; (v) Strome Investment Management, L.P. ("SIM"), a registered investment adviser, as general partner and discretionary investment adviser of SP and SHCF, and as discretionary investment adviser of SOFF and SHCL;
     (vi) SSCO, Inc. ("SSCO") as sole general partner of SIM; and (vii) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SP, SOFF, SHCF and SHCL may each be referred to individually as a "Fund" and collectively as the "Funds"and the Funds together with SIM, SSCO and Strome are collectively referred to hereinafter as the "Reporting Persons."

     SIM's beneficial ownership of the Stock is direct because of its general partnership interests in SP and SHCF who directly own shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Funds). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of SSCO and Strome to SIM.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., 15th Floor, Santa Monica, California 90401.

(c) The business of (i) SP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account;
     (ii) SOFF is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account;
     (iii) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (iv) SHCL is that of a private

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 10 OF 18 PAGES
-----------------------                                 ----------------------

     offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (v) SIM is to provide discretionary investment management services to institutional clients; (vi) SSCO is to serve as the general partner of SIM; and (vii) Strome to provide of discretionary investment management services through SIM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SP is a Delaware limited partnership; (ii) SOFF is a Cayman Islands corporation; (iii) SHCF is a Delaware limited partnership; (iv) SHCL is a Cayman Islands corporation; (v) SIM is a Delaware limited partnership; (vi) SSCO is a Delaware corporation; and (vii) Strome is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $1,589,996.47. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $6,282,990.89. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $1,770,564.36. The source of funds for this consideration was working capital.

     The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $298,118.74. The source of funds for this consideration was working capital.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Stock as an investment and view their investment as having significant potential for increased value. Yet the Company faces a variety of challenges. The Reporting Persons believe that the Company's stock has underperformed, and that the current stock price does not reflect the Company's true value. The Reporting Persons are disappointed with the performance of the Company's management. Management should be focused on increasing shareholder value. Management has not addressed many of the fundamental issues facing the Company in order to increase profitability, and has failed to take advantage of a number of opportunities to create shareholder value. The Reporting Persons intend to use their positions as significant shareholders to communicate with management their views with respect to enhancing shareholder value. The Reporting Persons may also discuss with other shareholders their views on the current performance of management. The Reporting Persons are also considering seeking representation on the Board of Directors by either (1) calling a special meeting of stockholders to expand the size of the Board of Directors and elect

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 11 OF 18 PAGES
-----------------------                                 ----------------------

     additional directors or (2) seeking to elect new directors at the Company's next annual meeting of stockholders.

     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, seeking representation on the Board of Directors, soliciting other shareholders to participate with the Reporting Persons to replace a majority of the Board of Directors, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax aspects or other factors.

     Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

     (i) SP beneficially owns 299,200 shares of Stock and is the beneficial owner of 1.54% of the Stock.

     (ii) SOFF beneficially owns 1,181,800 shares of Stock and is the beneficial owner of 6.08% of the Stock.

     (iii) SHCF beneficially owns 332,900 shares of Stock and is the beneficial owner of 1.71% of the Stock.

     (iv) SHCL beneficially owns 56,100 shares of Stock and is the beneficial owner of 0.29% of the Stock.

     (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns 1,870,000 shares of Stock and is the beneficial owner of 9.62% of the Stock.

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 12 OF 18 PAGES
-----------------------                                 ----------------------

     (vi) SSCO, as the general partner of SIM, beneficially owns 1,870,000 shares of the Stock and is the beneficial owner of 9.62% of the Stock.

     (vii) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 1,870,000 shares of the Stock, and is the beneficial owner of 9.62% of the Stock.

     The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.62% of the Stock.

(b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients (i.e., the Funds) and to direct the vote on behalf of the Funds.


=================================================================================================================================
                                                             Sole
                 No. of Shares       Percentage of          Power to     Shared Power to      Sole Power      Shared Power to
               Beneficially Owned        Class               Vote              Vote           to Dispose          Dispose
---------------------------------------------------------------------------------------------------------------------------------
SP                   299,200             1.54%                 0              299,200               0              299,200
---------------------------------------------------------------------------------------------------------------------------------
SOFF               1,181,800             6.08%                 0            1,181,800               0            1,181,800
---------------------------------------------------------------------------------------------------------------------------------
SHCF                 332,900             1.71%                 0              332,900               0              332,900
---------------------------------------------------------------------------------------------------------------------------------
SHCL                  56,100             0.29%                 0               56,100               0               56,100
---------------------------------------------------------------------------------------------------------------------------------
SIM                1,870,000             9.62%                 0            1,870,000               0            1,870,000
---------------------------------------------------------------------------------------------------------------------------------
SSCO               1,870,000             9.62%                 0            1,870,000               0            1,870,000
---------------------------------------------------------------------------------------------------------------------------------
Strome             1,870,000             9.62%                 0            1,870,000               0            1,870,000
=================================================================================================================================


(c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since September 30, 1999 are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

=========================================================================================================
PARTY               TRADE DATE              BOUGHT (SOLD)             NET AMOUNT                PER SHARE
---------------------------------------------------------------------------------------------------------
  SP                 09/30/99                  17,120                $ 70,185.15                 $4.0996
---------------------------------------------------------------------------------------------------------
  SP                 10/01/99                   1,680                $  7,312.20                 $4.3525
---------------------------------------------------------------------------------------------------------
  SP                 10/29/99                   4,000                $ 15,160.00                 $3.7900
---------------------------------------------------------------------------------------------------------
  SP                 11/16/99                   8,000                $ 24,640.00                 $3.0800
---------------------------------------------------------------------------------------------------------
  SP                 11/24/99                   3,200                $ 10,128.00                 $3.1650
---------------------------------------------------------------------------------------------------------
  SP                 12/01/99                   8,000                $ 23,570.00                 $2.9463
---------------------------------------------------------------------------------------------------------
  SOFF               09/30/99                  68,480                $280,740.61                 $4.0996

=========================================================================================================

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 13 OF 18 PAGES
-----------------------                                 ----------------------

----------------------------------------------------------------------------------------------------------
  SOFF                10/01/99                   6,720                $ 29,248.80                 $4.3525
----------------------------------------------------------------------------------------------------------
  SOFF                10/28/99                  15,000                $ 81,225.00                  $5.4150
----------------------------------------------------------------------------------------------------------
  SOFF                10/29/99                  16,000                $ 60,640.00                  $3.7900
----------------------------------------------------------------------------------------------------------
  SOFF                11/16/99                  32,000                $ 98,560.00                  $3.0800
----------------------------------------------------------------------------------------------------------
  SOFF                11/24/99                  12,800                $ 40,512.00                  $3.1650
----------------------------------------------------------------------------------------------------------
  SOFF                12/01/99                  32,000                $ 94,280.00                  $2.9463
----------------------------------------------------------------------------------------------------------
  SSHL                09/30/99                  18,190                $ 74,571.72                  $4.0996
----------------------------------------------------------------------------------------------------------
  SSHF                10/01/99                   1,785                $  7,769.21                  $4.3525
----------------------------------------------------------------------------------------------------------
  SSHF                10/28/99                  15,000                $ 81,225.00                  $5.4150
----------------------------------------------------------------------------------------------------------
  SSHF                10/29/99                   4,250                $ 16,107.50                  $3.7900
----------------------------------------------------------------------------------------------------------
  SSHF                11/16/99                   8,500                $ 26,180.00                  $3.0800
----------------------------------------------------------------------------------------------------------
  SSHF                11/24/99                   3,400                $ 10,761.00                  $3.1650
----------------------------------------------------------------------------------------------------------
  SSHF                12/01/99                   8,500                $ 25.043.13                  $2.9463
----------------------------------------------------------------------------------------------------------
  SSHL                09/30/99                   3,210                $ 13,159.72                  $4.0996
----------------------------------------------------------------------------------------------------------
  SSHL                10/01/99                     315                $  1,371.04                  $4.3525
----------------------------------------------------------------------------------------------------------
  SSHL                10/29/99                     750                $  2,842.50                  $3.7900
----------------------------------------------------------------------------------------------------------
  SSHL                11/16/99                   1,500                $  4,620.00                  $3.0800
----------------------------------------------------------------------------------------------------------
  SSHL                11/24/99                     600                $  1,899.00                  $3.1650
----------------------------------------------------------------------------------------------------------
  SSHL                12/01/99                   1,500                $  4,419.38                  $2.9463
==========================================================================================================

(d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Strome may be deemed to be an ultimate controlling person of the Funds. Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.    Material to be Filed as Exhibits.

EXHIBIT A  Identification and Classification of Members of  the Group

EXHIBIT B  Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C  Disclaimer of Beneficial Ownership

EXHIBIT D  Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 14 OF 18 PAGES
-----------------------                                 ----------------------

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STROME PARTNERS, L.P.
By:  Strome Investment Management, L.P., general partner
       by its general partner, SSCO, Inc.

       /s/  Jeffrey S. Lambert
  By:  ________________________________
            Jeffrey S. Lambert
            Chief Operating Officer

STROME OFFSHORE LIMITED


       /s/  Jeffrey S. Lambert
By:  _____________________________
            Jeffrey S. Lambert
            Director

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., general partner
       by its general partner, SSCO, Inc.

          /s/  Jeffrey S. Lambert
  By:  ________________________________
               Jeffrey S. Lambert
               Chief Operating Officer

STROME HEDGECAP LIMITED

         /s/  Jeffrey S. Lambert
By:  _____________________________
              Jeffrey S. Lambert
              Director

STROME INVESTMENT MANAGEMENT, L.P.
By:  SSCO, Inc., general partner

        /s/  Jeffrey S. Lambert
  By:  ________________________________
             Jeffrey S. Lambert
             Chief Operating Officer
SSCO, INC.

        /s/  Jeffrey S. Lambert
By:  ____________________________________
             Jeffrey S. Lambert
             Chief Operating Officer

MARK E. STROME

         /s/  Jeffrey S. Lambert
     ______________________________
         Mark E. Strome

Date:  December 1, 1999

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 15 OF 18 PAGES
-----------------------                                 ----------------------

                                   EXHIBIT A

           Identification and Classification of Members of the Group
         ------------------------------------------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the members of the group making this joint filing are identified and classified as follows:

  Name                                          Classification
-------                                        ----------------
Strome Partners, L.P.      A private limited partnership that
                           purchases and sells securities for
                           investment for its own account

Strome Offshore Limited     A private offshore investment
                            corporation that purchases and
                            sells  securities for investment for
                            its own account

Strome Hedgecap Fund, L.P.   A private limited partnership that
                             purchases and sells securities for
                             investment for its own account

Strome Hedgecap Limited      A private offshore investment
                             corporation that purchases and
                             sells securities for investment for
                             its own account


Strome Investment            Investment Adviser registered under (the "Adviser")
L.P.Management,              the Investment Advisers Act of 1940

SSCO, Inc. ("General Partner")  A control person due to its role as
                                General Partner of the Adviser

Mark E. Strome               A control person of the Adviser and
                             settlor and trustee of the trust
                             that is the controlling shareholder
                             of the General Partner

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 16 OF 18 PAGES
-----------------------                                 ----------------------


                                   EXHIBIT B

                 JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
              ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: December 1, 1999

STROME PARTNERS, L.P.
By:  Strome Investment Management, L.P., general partner
  by its general partner, SSCO, Inc.

          /s/  Jeffrey S. Lambert
  By:  ________________________________
               Jeffrey S. Lambert
               Chief Operating Officer

STROME OFFSHORE LIMITED

            /s/  Jeffrey S. Lambert
By:  _____________________________
           Jeffrey S. Lambert
           Director

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., general partner
  by its general partner, SSCO, Inc.

              /s/  Jeffrey S. Lambert
  By:  ________________________________
              Jeffrey S. Lambert
              Chief Operating Officer

STROME HEDGECAP LIMITED

          /s/  Jeffrey S. Lambert
By:  _____________________________
               Jeffrey S. Lambert
               Director

STROME INVESTMENT MANAGEMENT, L.P.
By:, SSCO, Inc., general partner

             /s/  Jeffrey S. Lambert
  By:  ________________________________
            Jeffrey S. Lambert
            Chief Operating Officer
SSCO, INC.

           /s/ Jeffrey S. Lambert
By:  ____________________________________
           Jeffrey S. Lambert
           Chief Operating Officer

MARK E. STROME

/s/ Jeffrey S. Lambert
______________________________
Mark E. Strome

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 17 OF 18 PAGES
-----------------------                                 ----------------------



                                 EXHIBIT C

                       Disclaimer of Beneficial Ownership
                     -------------------------------------

Bank Plus Corporation
Common Stock
1,870,000 Shares*

SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(d) filing purposes by Strome Investment Management, L.P. as investment adviser.

*The shares reported and disclaimed herein are $.01 par value Common Stock of the issuer.

-----------------------                                 ----------------------
 CUSIP NO. 0644461073                                    PAGE 18 OF 18 PAGES
-----------------------                                 ----------------------


                                   EXHIBIT D


                           POWER OF ATTORNEY FORM FOR
                       SCHEDULES 13D AND 13G AND FORM 13F


     I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein.
I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May, 1999


/s/ Mark Strome
______________________________
Mark E. Strome